Exhibit 99.1

MicroAlgo Inc.

Announces Results of 2024 Annual General Meeting of the Shareholders

Shenzhen, China, December 5, 2024 – MicroAlgo Inc. (NASDAQ: MLGO), (the “Company”), today announced that its 2024 Annual General Meeting of the Shareholders (the “AGM”) was duly held on November 29, 2024, at the Company’s headquarters in Shenzhen, China. At the AGM, the following proposals were approved and adopted:

1.	THAT every 20 issued and unissued ordinary shares of a nominal or par value of US$0.01 each in the capital of the Company (the “Ordinary Shares”) be consolidated into one (1) share of a nominal or par value of US$0.2 each (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed from US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each to US$2,000,000 divided into 10,000,000 shares of a nominal or par value of US$0.02 each (the “Consolidated Ordinary Shares”)

In addition, no fractional shares shall be issued in connection with the Share Consolidation and in accordance with Article 9.2 of the Current M&A (as defined below) the Company’s transfer agent be authorized and instructed to aggregate all fractional share and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive fractions of a Consolidated Ordinary Share as a result of the Share Consolidation.

2.

THAT conditional upon and effective immediately following the Share Consolidation, increase the authorized share capital of the Company from US$2,000,000 divided into 10,000,000 Consolidated Ordinary Shares of a nominal or par value of$0.2 each, to US$200,000,000 divided into 1,000,000,000 Consolidated Ordinary Shares of a nominal or par value of $0.2 each (“Share Capital Increase”), by the creation of an additional 990,000,000

Consolidated Ordinary Shares.

3.	To consider and vote upon a special resolution that the Company’s currently effective Amended and Restated Memorandum and Articles of Association (the “Current M&A”) be amended by the deletion of the existing Article 12. 1 in its entirety and the substitution therefor with the following:

“Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. One or more Members who together hold not less than one third of the Shares entitled to vote at such meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.”

4.

To consider and vote upon a special resolution to delete the existing Article 15.6 of the Company’s currently effective Amended and Restated Memorandum and Articles of Association (the “Current M&A”) in its entirety and the substitution therefor the following:

“An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the board of directors.”

5.	To consider and vote upon a special resolution that:

Conditional upon and effective immediately following the Share Consolidation and the Share Capital Increase, the authorized share capital of the Company be changed to create a dual-class share structure (the “Dual-Class Structure”) by

a)	re-designating 800,000,000 authorized Consolidated Ordinary Shares (including all the issued and outstanding Consolidated Ordinary Shares) into class A ordinary shares of a nominal or par value of US$0. 2 par value each (the “Class A Ordinary Shares”), and each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share; and

b)	re-designating 200, 000, 000 authorized but unissued Consolidated Ordinary Shares into class B ordinary shares of a nominal or par value of US$0.2 each (the “Class B Ordinary Shares”), and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share (the “Variation of Share Capital”), such that immediately following the Variation of Share Capital, the authorized share capital of the Company shall be changed from US$200,000,000 divided into 1,000,000, 000 Consolidated Ordinary Shares to US$200,000,000 divided into 800,000,000 Class A Ordinary Shares, and 200,000,000 Class B Ordinary Shares;

And

Conditional upon and effective immediately following the Variation of Share Capital, the Current M&A be amended and restated by the deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company to, among other amendments, reflect the adoption of the Dual-Class Structure and the Variation of Share Capital. (the “Dual-Class Structure Proposal”)

Following the AGM, the Board will cause the filing of the requisite corporate documents with the Cayman Islands Companies Register as soon as practicable to effect the adopted proposals.

Beginning on December 11, 2024, the Company’s Class A Ordinary Shares will trade on a split-adjusted basis on the Nasdaq Capital Markets with a new assigned CUSIP number of G6077Y301.

When the Share Consolidation becomes effective, every 20 share of the Company’s issued and outstanding Ordinary Shares will be combined into 1 issued and outstanding Ordinary Share. This will reduce the number of outstanding Class A Ordinary Shares from 199,456,799 shares (as redesignated pursuant to the adopted proposals) to 9,972,839 shares, after giving effect to the treatment of fractional shares described below.

No fractional shares shall be issued in connection with the Share Consolidation and in accordance with Article 9.2 of the Current M&A (as defined below), the Company’s transfer agent be authorized and instructed to aggregate all fractional shares and sell them as soon as practicable after the effect time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive fractions of a Class A ordinary share as a result of the Share Consolidation and distribute the net proceeds in due proportion among those shareholders.

The Reverse Stock Split is undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the Ordinary Shares on NASDAQ.

Additional information about the reverse stock split can be found in the Company’s Notice of Annual General Meeting to the Shareholders and proxy statement furnished to the Securities and Exchange Commission on October 23, 2024, a copy of which is available at www.sec.gov.

About MicroAlgo Inc.

MicroAlgo Inc. (the “MicroAlgo”), a Cayman Islands exempted company, is dedicated to the development and application of bespoke central processing algorithms. MicroAlgo provides comprehensive solutions to customers by integrating central processing algorithms with software or hardware, or both, thereby helping them to increase the number of customers, improve end-user satisfaction, achieve direct cost savings, reduce power consumption, and achieve technical goals. The range of MicroAlgo’s services includes algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing, and data intelligence services. MicroAlgo’s ability to efficiently deliver software and hardware optimization to customers through bespoke central processing algorithms serves as a driving force for MicroAlgo’s long-term development.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking statements.” Forward-looking statements are subject to numerous conditions, many of which are beyond the control of MicroAlgo, including those set forth in the Risk Factors section of MicroAlgo’s periodic reports on Forms 10-K and 8-K filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, MicroAlgo’s expectations with respect to future performance and anticipated financial impacts of the business transaction.

MicroAlgo undertakes no obligation to update these statements for revisions or changes after the date of this release, except as may be required by law.

Contact

MicroAlgo Inc.

Investor Relations

ir@microalgor.com

Tel: 0755-88600589

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